CLEAN DIESEL TECHNOLOGIES, INC.
1621 Fiske Place
Oxnard, California 93033

January 6, 2017

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Clean Diesel Technologies, Inc.
Registration Statement on Form S-3 (File No. 333-215399)
Acceleration Request
	Requested Date:	January 10, 2017
	Requested Time:	4:00 p.m. Eastern Daylight Time

Ladies and Gentlemen:

Clean Diesel Technologies, Inc. hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-215399) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as possible.

Very truly yours,

CLEAN DIESEL TECHNOLOGIES, INC.

By:	/s/ Tracy Kern
Tracy Kern
Chief Financial Officer